Exhibit (a)(1)(G)

FOR IMMEDIATE RELEASE

Shepard Announces a Tender Offer

for 962,636 Shares of Class B Common Stock

of Donegal Group Inc. (“DGICB”)

at $30 per Class B Share in Cash

Chicago, Illinois, March 20, 2013 (NASDAQ: “DGICB”) – Gregory M. Shepard (“Mr. Shepard”) today announced a tender offer for 962,636 of the outstanding shares of Class B Common Stock of Donegal Group Inc. (“DGI”) at a price of $30 per Class B share (the “Offer”). The Offer represents approximately a 42% premium to the closing price of DGI Class B shares on NASDAQ on March 19, 2013 – the last full trading day prior to the commencement of the Offer.

The Offer is not subject to any financing contingency. Other conditions apply to the Offer, including the tender of at least 925,000 Class B shares, insurance and bank regulatory approvals, expiration or early termination of the Hart-Scott-Rodino waiting period, and no litigation involving the Offer. Mr. Shepard is also seeking the appointment of three persons selected by him to the DGI Board and the board of Donegal Mutual Insurance Company (“Donegal Mutual”), as a condition of the Offer, without an increase in the size of each board from 12 directors.

The Offer will expire on April 19, 2013 at 11:59 p.m., New York City time, unless extended. Tenders of shares of DGI’s Class B Common Stock must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer. Only shares properly tendered and not properly withdrawn pursuant to the Offer will be purchased.

According to Mr. Shepard: “DGI has not been successful in delivering a positive return for its shareholders. On March 19, 2013, DGI’s Class A stock price was 17% lower, and DGI’s Class B stock price was 27% higher, than on March 15, 2006, when DGI’s Class A stock price was $17.66 per share and DGI’s Class B stock price was $16.53 per share.”

Mr. Shepard blasted DGI’s proposal in its 2013 proxy statement to authorize more Class A shares as dilutive and contrary to the interests of shareholders. In its 2013 proxy statement, DGI asks shareholders to authorize 10 million additional Class A shares. 4,500,000 of these additional Class A shares would be reserved for employee stock options, and 600,000 of these additional Class A shares would be reserved for options for DGI directors and Donegal Mutual directors.

According to Mr. Shepard: “The number of Class A shares reserved for executives, employees and directors is outrageously high, in my opinion. The proxy statement states that there are approximately 7 million Class A shares currently reserved for stock option and stock purchase plans. DGI is asking for an additional 5 million Class A shares for additional employee and director options. That’s 12 million shares – more than half the current Class A shares outstanding, and more than one-third of all the Class A shares currently authorized.”

The proxy statement also revealed CEO Don Nikolaus’ total 2012 compensation at $1,446,797 – higher than the next three executives combined. According to Mr. Shepard: “It’s time to put a stop to the outlandish benefits conferred upon Don Nikolaus and his friends on the DGI Board and the Donegal Mutual Board.”

Mr. Shepard attempted to bring a shareholder proposal for a vote at the 2013 Annual Meeting pursuant to Rule 14a-8 of the Exchange Act of 1934, as amended. The proposal called for DGI to immediately hire an investment banker to evaluate alternatives that could enhance shareholder value, including but not limited to, a merger or outright sale of DGI. However, DGI sought to block the proposal and the Securities and Exchange Commission on February 15, 2013, stated that it would take no action if DGI excluded it.

As a committed investor in DGI, Mr. Shepard’s focus is for DGI to enhance value for its investors. If Mr. Shepard’s Offer is completed, it would provide numerous benefits, including: providing Class B shareholders with a fair price for their Class B shares; and not affecting Donegal Mutual’s majority voting control of DGI.

As the owner of approximately 18.0% and 7.1%, respectively, of the outstanding Class A and Class B shares of DGI, Mr. Shepard believes DGI’s shares trade at a substantial discount to their realizable value if DGI were to combine with another mutual insurer. Examples of such realization of value include the following transactions: Nationwide-ALLIED (74% premium over pre-announcement share price), State Auto-Meridian (135% premium over the share price immediately before American Union’s tender offer (State Auto outbid American Union)), and recently completed Nationwide-Harleysville (137% premium over share price five business days preceding announcement).

The Nationwide Mutual merger with Pennsylvania-domiciled Harleysville Mutual, followed by the purchase of Harleysville Group’s publicly traded shares, was completed on May 1, 2012. As disclosed in Harleysville Group’s Proxy Statement of December 23, 2011, there were two competing bidders in addition to Nationwide, one of which was Liberty Mutual.

Mr. Shepard believes DGI should be combined with another mutual. Based upon the aforesaid examples (and especially the most recent example with Harleysville), Mr. Shepard believes that no amount of rate increases, fortuitous avoidance of catastrophic storms, or other operational improvements can unlock realization of the value of DGI’s shares as would a merger or sale of DGI to another mutual insurer. However, Mr. Shepard believes that neither Donegal Mutual nor DGI has any current or long-term plans to combine with another mutual insurer, based on Donegal Mutual’s statements in its Schedule 13D/A filed on June 6, 2012.

DGI is a savings and loan holding company because it indirectly owns a federal savings bank in Pennsylvania named Union Community Bank FSB. In a letter dated February 28, 2011, the Office of Thrift Supervision (“OTS”) concluded that Mr. Shepard was not in violation of rules that require the OTS’s permission to own more than 10% of a class of securities of a savings and loan holding company. The Federal Reserve Board, which subsequently replaced the OTS as the regulator in this area, has stated in a release that does not plan to revisit ownership structures previously approved by the OTS. Despite this statement, DGI petitioned the Federal Reserve Board to bring an enforcement action against Mr. Shepard for his ownership of more than 10% of the Class A shares of DGI. This maneuver, in Mr. Shepard’s opinion, is a blatant attempt by DGI to block his tender offer announced today. Mr. Shepard will fully comply with all applicable rules, including the Federal Reserve Board’s.

Mr. Shepard is the beneficial owner of 3,602,900 Class A shares and 397,100 Class B shares of DGI, which he acquired at a total cost of $58.6 million. Mr. Shepard has been a Class A and a Class B shareholder of DGI since 2005, and he is now by far DGI’s largest shareholder with the exception of Donegal Mutual Insurance Company. Mr. Shepard has invested in and closely followed the publicly traded subsidiaries of mutual property and casualty companies like DGI for nearly 20 years. Mr. Shepard has also extensively researched mutual property and casualty company mergers, affiliations and reorganizations spanning a 30-year period.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of DGI. It does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer to Purchase and the related Letter of Transmittal, which contain important information that should be read carefully before any decision is made with respect to the Offer.

The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery are being filed with the SEC and will be made available through the SEC’s website at http://www.sec.gov/. Any questions or requests for assistance or for additional copies of the Offer to Purchase, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished promptly at the Offeror’s expense. The Information Agent for the Offer is: D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005. Banks and Brokerage Firms please call collect: (212) 269-5550. All others call toll-free: (800) 967-5079. Email: information@dfking.com

THE OFFER IS NOT INTENDED TO AND DOES NOT CONSTITUTE (I) A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF DGI’S STOCKHOLDERS OR (II) A SOLICITATION OF A CONSENT OR AUTHORIZATION IN THE ABSENCE OF ANY SUCH MEETING.